Exhibit 99.1

News Release

THERATECHNOLOGIES PROVIDES BUSINESS UPDATE RELATED TO

CURRENT COVID-19 SITUATION

Supply chain remains intact with ample inventory of commercial medicines

Research and development activities currently progressing

Company withdraws 2020 financial guidance until further notice

Montreal, Canada – March 31, 2020 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today issued an update on the Company’s activities in relation to the current worldwide COVID-19 pandemic.

“Theratechnologies’ focus amidst the COVID-19 pandemic has been to ensure that current and future patients have access to our medicines while we also prioritize the health and safety of our employees worldwide,” said Luc Tanguay, President and CEO, Theratechnologies.

Theratechnologies quickly implemented measures to alleviate the impact of the COVID-19 situation on patients and staff. Our contingency plan was ready and the technological infrastructure was in place to rapidly deploy appropriate measures. To minimize the risks of contamination to employees in Canada, the United States and Europe, all but a small number of essential head office staff have been working from home for at least two weeks, including the company’s contractual sales force and medical science liaison personnel.

Product Availability

The company’s supply chain remains unaffected at this time. Moreover, Theratechnologies has enough inventory of Trogarzo® (ibalizumab-uiyk) for injection, EGRIFTA SVTM (tesamorelin for injection) and EGRIFTA® to meet market demand for the next twelve months in all territories where these products are currently available.

Research and Development Programs

At present, research and development activities related to tesamorelin for the potential treatment of Non-alcoholic Steatohepatitis (NASH) in people living with HIV and to the peptide-conjugates derived from the company’s oncology platform are still progressing. Clinical research organizations working with Theratechnologies on these programs are still active.

Furthermore, Theratechnologies received feedback from both the U.S. Food and Drug Administration (FDA) and from the European Medicines Agency (EMA) regarding its proposed clinical development program for tesamorelin for the potential treatment of NASH in people living with HIV.

Based on the comments received from the FDA and the EMA, Theratechnologies will enter into discussions with these agencies to harmonize both approaches in order to eventually file a common research protocol.

As previously discussed, Theratechnologies intends to use a new formulation of tesamorelin currently under development and described as “F8”. A pilot study to assess the bioequivalence of the F8 formulation, compared to the original version of tesamorelin, was recently completed. Based on the pilot study results, a confirmatory bioequivalence study should soon be initiated. Compared to the recently launched EGRIFTA SVTM, this new formulation of tesamorelin can be reconstituted once a week and remains stable at room temperature after reconstitution. Furthermore, given its much smaller volume of injection, Theratechnologies is assessing a multidose auto-injector for the F8 formulation. The F8 formulation is patent protected until 2033 in the United States and until 2034 in major European countries.

2020 Revenue Guidance Withdrawn

Given the uncertainty arising from the current COVID-19 situation, the unknown evolution of the pandemic and its duration, Theratechnologies is withdrawing its revenue guidance for 2020 until further notice.

Annual Meeting of Shareholders Postponed

To protect the well-being of shareholders, board members and officers, Theratechnologies has decided to postpone its annual meeting of shareholders, which was scheduled for May 13, 2020. A new record date and meeting date will be communicated in due time.

First-Quarter Financial Results Conference Call Scheduled for April 14, 2020

Theratechnologies will report its financial results for the first quarter ended February 29, 2020 on April 14, 2020.

A conference call and webcast will be held on April 14, 2020 at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Paul Lévesque, who will become President and Chief Executive Officer of Theratechnologies on April 6, 2020, and other members of the management team. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialing 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at https://onlinexperiences.com/Launch/QReg/ShowUUID=4910CD5E-D217-4F23-A990-B05D3F03A764. An audio replay of the conference call will be available on the same day starting at 12:00 p.m. (ET) until April 28, 2020, by dialing 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 3084856.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the availability of drug products to meet market demand, the continuity of research and development programs, the filing of a protocol with the FDA and the EMA related to the development of tesamorelin for the potential treatment of NASH in patients living with HIV and the development of a new formulation of tesamorelin.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include but are not limited to, the following: the COVID-19 pandemic will not affect our business plan and that of our suppliers, the COVID-19 pandemic will not last many months, health care professionals will be available to hear about our products and to continue education programs related to them, we will come to a common agreement with the FDA and the EMA for the development of tesamorelin for the potential treatment of NASH in patients living with HIV, our research and development programs will not be affected by the COVID-19 pandemic and our previously announced timelines to complete them will remain unchanged.

The risks and uncertainties include, among others, the following: a decrease in the revenues generated from the sale of our products, halt or delays in the conduct of our research and development programs, loss of key employees, inability to come to a common agreement with the FDA and the EMA to file a common protocol for the development of tesamorelin for the potential treatment of NASH in people living with HIV, loss of third-party suppliers or slow-down in their activities, litigation related to, or caused by, our intellectual property, disagreements with suppliers or product liability claims, recall or market withdrawal of any or all of our products and changes in our proposed business plan as a result, amongst other things, of the COVID-19 pandemic.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2020 and to our Form 40-F dated February 25, 2020 filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), respectively, for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800

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